EMPIRE STATE GREENHOUSES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

EMPIRE STATE GREENHOUSES, LLC
TABLE OF CONTENTS
DECEMBER 31, 2020

J&J | **JOSEPHSON & JOSEPHSON**

CERTIFIED PUBLIC ACCOUNTANTS

599 LEXINGTON AVENUE, 12TH FLOOR, SUITE 1204 | NEW YORK, NEW YORK 10022
TEL 212 685-2030 | FAX 212 685-2150

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member
Empire State Greenhouses, LLC
New City, New York

We have reviewed the accompanying balance sheets of Empire State Greenhouses, LLC as of December 31, 2020 and 2019, and the related statements of operations and member's equity and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Our review was made primarily for the purpose of expressing a conclusion that there are no material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The supplementary information included in the accompanying schedule of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information has not been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, but has been compiled from information that is the representation of management. We have not audited or reviewed the supplementary information, and accordingly, we do not express an opinion or provide any assurance on such supplementary information.

Josephson & Josephson, CPA'S, P.C.

JOSEPHSON & JOSEPHSON, CPA'S, P.C.

New York, New York
February 21, 2021

EMPIRE STATE GREENHOUSES, LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(Unaudited)

ASSETS

	2020	2019
Current assets		
Cash	$ 1,687	$ 163
Prepaid expenses	-	3,400
Other receivable	50,000	-
Total current assets	51,687	3,563
Total Assets	$ 51,687	$ 3,563

LIABILITIES AND MEMBER'S EQUITY

	2020	2019
Long-term liabilities		
Accrued interest	$ 260	$ -
Notes payable-Chobe	30,388	-
Total liabilities	30,648	-
Member's equity		
Investment capital	150,100	100,100
Retained earnings	(129,061)	(96,537)
Total member's equity	21,039	3,563
Total Liabilities and Member's Equity	$ 51,687	$ 3,563

See accompanying notes and accountants' report.

EMPIRE STATE GREENHOUSES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

	2020	2019
Revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
General and administrative expenses	32,524	71,487
Net income (loss)	($ 32,524)	($ 71,487)

EMPIRE STATE GREENHOUSES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INCREASE (DECREASE) IN CASH

	2020	2019
Cash flows provided by operating activities:		
Net income (loss)	($ 32,524)	($ 71,487)
Adjustment to reconcile net income (loss) to net cash		
Provided		
Depreciation and amortization	-	-
(Increase) decrease in assets:		
Prepaid expenses	3,400	(3,400)
Other receivable	(50,000)	10
Increase (decrease) in liabilities:		
Accrued interest	260	-
Total adjustments	(46,340)	(3,390)
Net cash provided by (used in) operating activities	(78,864)	(74,877)
Cash flows provided by (used in) financing activities:		
Proceeds from Chobe loan	30,388	-
Proceeds from issuance of membership interest	50,000	75,000
Net cash provided by (used in) financing activities	80,388	75,000
Net increase in cash	1,524	123
Cash beginning of year	163	40
Cash end of year	$ 1,687	$ 163

See accompanying notes and accountants' report.

EMPIRE STATE GREENHOUSES, LLC
STATEMENTS OF CASH FLOWS (Continued)
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

	2020	2019
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accompanying notes and accountants' report.

EMPIRE STATE GREENHOUSES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

	2020	2019
Investment Capital		
Balance, beginning of year	$ 100,100	$ 25,100
Additional investment during the year	50.000	75,000
Balance, end of year	$ 150,100	$ 100,100
Accumulated Retained Earnings (Deficit)		
Balance, beginning of year	($ 96,537)	($ 25,050)
Net income (loss)	(32,524)	(71,487)
Balance, end of year	($129,061)	($ 96,537)

See accompanying notes and accountants' report.

EMPIRE STATE GREEHOUSES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(Unaudited)

NOTE 1 –Nature of operations

Empire State Greenhouses, LLC (ESG) was formed on September 11, 2017 in New York. ESG is developing a 100% renewable energy powered, certified organic vertical crop factory growing leafy greens, fruiting crops, mushrooms, herbs and medicinals in Cobleskill, NY. The facility will be a closed loop system, as ESG will be processing and packaging its produce for distribution to the wholesale and retail markets. ESG's facility will be powered by solar, Combined Heat and Power (CHP), geothermal, and biogas energy generated on-site via an anaerobic gas digester. ESG will use this biogas digester to convert local dairy cow manure into natural gas to be sold into the pipeline and will sell the related carbon credits in the open market.

ESG is in the process of raising equity through an offering under Regulation Crowdfunding under the Securities Act of 1933 up to $5,000,000. After paying a percentage to the crowdfunding platform, ESG intends on using the proceeds towards completing the engineering and design of the facility, and engaging vendors related to the growing equipment and lighting. ESG anticipates breaking ground in the summer of 2021 and being operational in the fourth quarter of 2022.

NOTE 2 – Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

Accounts receivable/Other receivable

ESG's trade receivables will be recorded when billed. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, will represent their estimated net realizable value. The balance in the account on December 31, 2020 represents an amount receivable from an investor for which funds were received by ESG on January 4, 2021 for the entire balance.

EMPIRE STATE GREEHOUSES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(Unaudited)

Income taxes

ESG files a partnership tax return. No provision for federal and state income taxes has been made as the partners include profit or loss on their individual tax returns.

NOTE 3 – Note Payable

ESG entered into a promissory note with its parent company Chobe Advisers, LLC on October 8, 2020 in the amount of $30,388. The note bears interest at 3.75% per annum and is due in full, along with accrued interest on December 31, 2023. Maturity of the promissory note for each of the succeeding years are as follows:

Year	Amount
2021	$ -
2022	-
2023	30,388
Subtotal	$ 30,388
Less: current portion	-
Long-term portion	$ 30,388

NOTE 4 – Commitments and Contingencies

On March 14, 2018, ESG entered into a ten-year renewable lease agreement with SUNY Cobleskill Auxiliary Services, Inc. for approximately 80 acres of land which will be the site of ESG's vertical crop factory and headquarters. The term of the lease begins on the date of the issuance of building permits and is to be paid quarterly. Building permits will be applied for at the conclusion of the crowdfunding equity raise (Note 1) during the 2nd quarter of this year.

On January 18, 2019, the Regional Economic Development Council Initiative Mohawk Valley, under the Consolidated Funding Application, awarded an Empire State Development (ESD) grant of $5,000,000 to ESG as a reimbursement for a portion of the project construction costs to be disbursed over a two-year period based on the creation of a certain threshold of jobs. As a result of the Covid-19 pandemic, ESD recommended putting the ESG project, and others, on hold as grant programs were paused in April 2020. The ESG grant subsequently expired on December 31, 2020, however, ESG is currently engaged with ESD, and participating in the regular monthly audits required while negotiating an extension of terms on the original grant.

EMPIRE STATE GREENHOUSES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
(Unaudited)

NOTE 5 – Subsequent Events

The Company's management has reviewed for subsequent events through February 21, 2021, the date the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

NOTE 6 – Disclosure of tax positions

The Company has no uncertain tax position to disclose and has three years of income tax returns that are subject to possible audit.

<u>SUPPLEMENTARY INFORMATION</u>

EMPIRE STATE GREENHOUSES, LLC
SCHEDULES OF OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

	2020	2019
Advertising	$ -	$ 1,000
Bank fees	512	327
Computer expense	-	1,535
Computer hosting	1,125	922
Consulting fees	10,000	24,910
IDA fees	-	15,250
Meals and entertainment	1,519	6,862
Office supplies	2,344	289
Postage	20	74
Meeting space	-	846
Travel	93	19,406
Website fee	4,570	66
Agency fee	4,600	-
Video production	7,481	-
Interest expense	260	-
Total operating expenses	$ 32,524	$ 71,487